FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 15 March 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):













                         International Power plc
                                ("the Company")

           Performance Share Plan: Vesting of 2004 Conditional Awards

                   Exercise of Share Options and Share Sales


This is notification that on 14 March 2007 the Company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of the Executive Directors named below.

1. Performance Share Plan

On 14 March 2007 the following shares were vested to the Executive Directors pursuant to the terms of the Performance Share Plan following the fulfilment of all the performance conditions in respect of the awards made in March 2004:

                    Shares         Shares Sold to meet           Shares Retained
Name                Vested             Tax Liabilities         Following Vesting

Phil Cox           384,529                     157,657                   226,872
Tony Concannon     190,240                      77,999                   112,241
Steve Riley        190,240                      77,999                   112,241
Mark Williamson    202,384                      82,978                   119,406

The share disposals were undertaken at a price of 380.5341 pence per share.


2. Exercise of Options granted under the Company's Executive Share Option
Schemes.

On 14 March 2007 the Executive Directors exercised Executive Share Options as set out below:

                                                    Number of
                                               Shares sold to
                 Number of                           meet Tax    Shares Retained
                   Options        Exercise    Liabilities and      from Exercise
Name             Exercised    Price (pence)    Exercise Price         of Options

Phil Cox           384,529          123.53            231,305            153,224

Tony Concannon     190,240          123.53            114,771             75,469
Tony Concannon       6,950          343.73              6,556                394

Steve Riley        190,240          123.53            114,771             75,469
Steve Riley         12,001          343.75             11,320                681
Steve Riley         13,904          313.92             12,475              1,429

The share disposals were undertaken at a price of 380.5341 pence per share.

3. Sale of Shares by Directors.

The Company was further advised that the following share disposals were undertaken on 14 March 2007 at a price of 380.5341 pence per share.

Name                               Number of Shares Disposed

Phil Cox                                             153,224
Steve Riley                                          112,241
Tony Concannon                                       157,864
Mark Williamson                                      119,406


4. Directors' Beneficial Interests

Following the above transactions, the total beneficial interests of the Executive Directors in the issued ordinary share capital of the Company are:

                             Total holding    Percentage of Issued share capital
Name               following notifications              held following the sales

Phil Cox                           755,005                                 0.05%
Steve Riley                        189,805                                 0.01%
Tony Concannon                     153,518                                 0.01%
Mark Williamson                    121,000                                 0.01%


All International Power plc Executive Directors are required to hold shares in the Company which have a value of at least 100% of their annual basic salary.



Stephen Ramsay
Company Secretary
15 March 2007




                      INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary